Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

May 20, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:
Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated April 14, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our supplemental response (in addition to our response letter dated May 13, 2011) to your comments dated April 29, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated April 14, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Financial Statements

Note 8 – Notes Payable, page F-10

Comment (4)---We note your response to comment six in our letter dated March 31, 2011 indicating that the Subordinated Convertible Promissory Notes (Notes) are only convertible upon the completion of a future financing.  You also indicate that you applied the guidance of FASB ASC paragraph 480-10-55-22 when recording the financing premium as a liability on your balance sheet.  Please note this guidance is applicable to financial instruments that embody obligations requiring (or permitting at the issuer’s discretion) settlement by issuance of a variable number of the issuer’s equity shares that have a value equal to a fixed monetary amount.  Please specify the terms of the Notes that support the application of this guidance.  In addition, please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

Response (4)---The Company continues to work diligently with its auditors to address the issue raised by this comment and appropriately respond.  In our last response letter, we stated that we would provide a response to this comment within five business days, but we have been unable to comply with that estimate.  We have contacted Mr. Douglas Brown within the SEC with that fact and we committed to filing the response addressing this issue by May 27, 2011, which he indicated was acceptable.

Comment (5)---We note your response to comment seven in our letter dated March 31, 2011 indicating that you treated the warrants attached to the Notes as well as the warrants issued to Seaside 88 LP and Sutter Securities Incorporated as equity transactions.  As previously requested, please proved a detailed analysis to support your classification of these warrants as equity.  That is, explain how you concluded these instruments are indexed to your own stock and classified as stockholders’ equity in accordance with the guidance in FASB ASC subtopic 815-40.

Response (5)--The Company continues to work diligently with its auditors to address the issue raised by this comment and appropriately respond.  In our last response letter, we stated that we would provide a response to this comment within five business days, but we have been unable to comply with that estimate.  We have contacted Mr. Douglas Brown within the SEC with that fact and we committed to filing the response addressing this issue by May 27, 2011, which he indicated was acceptable.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks

Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801